Exhibit 99.2

LIVE CALL INFORMATION	REPLAY INFORMATION
Wednesday, April 30, 2008 7AM Taiwan	Accessible 2 hours after the call through
Tuesday, April 29, 2008 7PM NYC	noon on Wednesday, May 7, 2008 Taiwan
CEO / CFO Number: 1-201-689-8561	Replay Number: 1-201-612-7415
Listener Call Number: 1-201-689-8560	Account number: 3055 Conference ID number: 281980

Operator Intro: Welcome to Himax Technologies first quarter 2008 results Conference Call. At this time, all participants are in a listen-only mode. Later we will conduct a question and answer session. At that time, if you have a question, you will need to press the star 1 on your push button phone. The call is scheduled for one hour.

As a reminder, this conference is being recorded today. A replay will be available 2 hours after the call today, through noon on Wednesday, May 7, 2008 in Taiwan. The replay dial-in number is 1-201-612-7415 with account number 3055 and conference ID number 281980. The replay will also be accessible at www.himax.com.tw.

Joseph

Thank you operator. Welcome everyone to Himax’s first quarter 2008 earnings call. Joining us from the company are Mr. Jordan Wu, President and Chief Executive Officer, and Mr. Max Chan, Chief Financial Officer. After the company’s prepared comments we will have time for any questions.

If you have not yet received a copy of today’s results release, please call The Ruth Group at 1-646-536-7026. Or you can get a copy off Himax’s website at www.himax.com.tw.

Before we begin the formal remarks, the Company’s attorneys advise that certain statements in this conference call, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this conference call.

Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products; reliance on a small group of principal customers; continued success in technological innovations; ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; and other risks described from time to time in the Company’s SEC filings, including its Form 20-F dated June 22, 2007, as amended.

The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

At this time, I would now like to turn the call over to Mr. Jordan Wu. Please go ahead, sir.

Mr. Jordan Wu

Thank you Joseph and thank you everyone for joining us on today’s call.

I will now start with a brief highlight of Himax’s performance during the first quarter of 2008 and discuss the outlook for the second quarter of 2008. Max, our CFO, will then provide further details on our financial performance.

Before we start today’s results analysis, I think it’s a good idea that we talk about the impact of the recent NT dollar appreciation over our financials. This is important because, as you know, many of our Taiwan peers have suffered, to various degrees, in their revenues, gross profit and non-operating income. The appreciation, however, had relatively little impact on our financials. We keep and report our books in US dollars. We have therefore maintained a policy to seek a natural hedge position on a US dollar basis. Virtually all of our revenues and costs of goods sold are priced in US dollars. In addition, we have kept the majority of our cash in US dollars for the same reason. As Max will report later, we made a net foreign exchange gain of US$1.4 million in the first quarter. Our goal is that we keep a neutral hedge position regardless of the NT dollar movement.

We are pleased to report that our first quarter revenues, gross margin and EPS all came in above our guidance.

We achieved net revenues of $231.6 million, representing a 25.3% growth year-over-year and a 13.3% decline sequentially. The sequential decline in revenues reflects the seasonally lower demand in the first quarter and fewer working days in the holiday month of February.

Revenues from large panel display drivers were up 26.2% from the same period last year, and down 11.4% sequentially, and accounted for 82.6% of our total revenues in the first quarter. The sequential decline in revenues was primarily due to the slower seasonal sales across all applications and decline in ASP during the first quarter.

Revenues from small-and medium-sized display drivers were up 9.7% year-over-year and down 27.3% sequentially. Small-and medium-sized revenues accounted for about 14.0% of our total revenues, as compared to 16.6% in the previous quarter. The sequential decline in revenues was primarily due to excess inventory issue for the China white brand handset market in the first quarter.

Our gross margin was 25.3% in the first quarter of 2008, up 580 basis points year-over-year and up 60 basis points sequentially. We are pleased that we were able to improve our gross margin for the sixth consecutive quarter. This positive trend shows the results of our continued efforts in reducing our unit cost that more than offsets our ASP decline in the first quarter.

Our EPS was $0.18 in the first quarter of 2008, doubled from $0.09 in the same period a year ago. The result is primarily a combination of our increased revenue, diversified product offering, and improved gross margin.

Revenues from our non-driver products contributed more than 3% of our total sales in the first quarter. Such revenues are outgrowing those of our display drivers substantially. We maintain an optimistic long term view for our non-driver products, which include LCOS microdisplays, timing controllers, monitor scalers, TV chipsets, and power management ICs. We are encouraged by the progress we made in these product segments over the past couple of quarters. Some of these products, such as timing controllers, are already in mass production and we have continued to be awarded with new design-wins. While in other product areas we are either in early stage of mass production or undergoing advanced stage of anchor customer design-in. We continue to allocate a significant amount of engineering resources to all these new product areas. Upon mass production, all of them will enjoy higher gross margins as compared to display driver IC products.

Now let me talk about our guidance for the 2nd quarter of 2008.

Overall, we expect revenues to increase sequentially in the second quarter of 2008, primarily due to normal seasonality in the second quarter. We expect revenues to grow by around mid to high single digit, gross margin to remain flat or decline within one percentage point and diluted GAAP EPS to be in the range of $0.16-$0.18.

Now let me turn over to Max Chan, our CFO, for some financial details.

Mr. Max Chan

Thank you, Jordan.

Our net revenues in the first quarter were $231.6 million, representing a year-over-year growth of 25.3% and a sequential decline of 13.3%.

Our gross margin increased to 25.3%, up from 19.5% a year ago and, up from 24.7% a quarter ago.

Our GAAP operating income was $31.7 million, up 88.9% year-over-year, and down 25.3% from $42.4 million in the previous quarter.

Our GAAP operating expenses were $27.0 million in the first quarter, up from $23.5 million in the previous quarter. Share-based compensation accrued in the first quarter was $2.4 million, as compared to $1.5 million accrued in the same period last year and $1.6 million in the fourth quarter of 2007.

Our GAAP net income was $34.1 million, up 89.5% from the same period last year, and down 25.7% sequentially. GAAP EPS was $0.18, up from $0.09 in the same period last year and down from $0.23 in the previous quarter.

Excluding share-based compensation and acquisition-related charges, our non-GAAP operating income was $34.6 million, up from $19.2 million in the same period last year and down from $44.4 million in the previous quarter. Non-GAAP net income was $37.0 million, up from $20.4 million in the same period last year, and down from $48.0 million in the previous quarter. Non-GAAP EPS was $0.19, up from $0.10 in the same period last year and down from $0.24 in the previous quarter.

Our non-GAAP operating expenseswhich exclude share-based compensation and acquisition-related charges, were $24.1 million in the first quarter, increased from $21.5 million in the previous quarter. This increase of ,non-GAAP operating expenses was primarily due to an increase in cash-based compensation in the first quarter in order to remain competitive in recruiting and retaining talents. This increase is in line with the adjustments in cash-based compensation made by our local peers in Taiwan.

We recorded a net foreign exchange gain of US$1.4 million. As Jordan mentioned earlier, virtually all of our revenues and costs of goods sold are priced in US dollars and we keep the majority of our cash in US dollars. However, we do maintain a small portion of our cash in NT dollars for local working capital purposes. In addition, there are tax-related assets and liabilities, which are naturally NT dollar denominated. The net foreign exchange gain was the result of the remeasurement of such assets and liabilities into US dollars, our functional currency.

In the first quarter, our share-based compensation was $2.4 million and acquisition-related charges were $0.5 million.

We generated a net operating cash flow of $44.0 million in the first quarter. Our net cash and marketable securities available for sale were $141.1 million at the end of the first quarter, up from $110.0 million a quarter ago.

Jordan provided our second quarter of 2008 outlook earlier. We are basing that guidance on 192.4 million diluted weighted average outstanding shares.

Operator, that concludes our prepared remarks. We can now take any questions.
[Jordan’s closing remarks]

Thank you everyone for your attendance this quarter. Given the unsure macroeconomic environment, we are pleased that we performed very well this quarter and came in higher than our expectations. We look forward to talking to you next quarter with our Q2 results.